Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 16 DATED APRIL 8, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Harbor Camel, LLC

On April 9, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,000,000, (the “HC Senior Loan”). The Borrower, Harbor Camel, LLC, a California limited liability company (“HC”), used the loan proceeds to acquire approximately 30,000 square feet of land located at 111 N. Harbor Blvd., San Pedro, CA 90731 (the “HC Property”). HC’s business plan was to proceed through entitlement and permitting in order to develop an approximately 120-unit multifamily building. Details of this acquisition can be found here.

HC completed its business plan and obtained necessary entitlements and approvals to build 120 apartment units on the HC Property.

Consequently, on April 2, 2021, HC paid off the investment for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 11.0%. HC repaid the HC Senior Loan by refinancing with a bridge lender to pursue permits prior to construction.